UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Northern Peru Copper Corp.

(Name of Issuer)
Common Shares, without par value

(Title of Class of Securities)
665604 10 4

(CUSIP Number)
Mr. Huang Guoping
Vice-President and Deputy General Manager
China Minmetals Non-Ferrous Metals Co. Ltd.
Room A216, 5 Sanlihe Road
Haidian District, Beijing
China 100044
Phone: 86-10-6849-5888
and
Mr. Zha Kebing
Deputy Chief Engineer and Senior Engineer
Jiangxi Copper Company Ltd.
15 Yejin Avenue
Guixi, Jiangxi
China 335424
Phone: 86-70-1377-7070
and
Mr. Jiao Jian
President and Chief Financial Officer
Copper Bridge Acquisition Corp.
700 West Georgia Street, 25th Floor
Vancouver, British Columbia
Canada V7Y 1B3
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Copies to:
Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
Phone: (212) 588-5500
Facsimile: (212) 308-0132

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 28, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	665604 10 4	Page	2	of	10

1	NAMES OF REPORTING PERSONS China Minmetals Non-Ferrous Metals Co. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO; WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,111,893

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,111,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,111,893

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	665604 10 4	Page	3	of	10

1	NAMES OF REPORTING PERSONS Jiangxi Copper Company Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO; WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,111,893

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,111,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,111,893

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	665604 10 4	Page	4	of	10

1	NAMES OF REPORTING PERSONS Copper Bridge Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO; WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Columbia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,111,893

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,111,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,111,893

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1.	Security and Issuer
     This Amendment No. 3 amends and supplements the Schedule 13D filed on December 17, 2007, as amended by Amendment No. 1 thereto filed on December 20, 2008 and Amendment No. 2 thereto filed on January 28, 2008, by China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and Copper Bridge Acquisition Corp. (the “Statement”) relating to the common shares, without par value, of Northern Peru Copper Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction
     Item 4 of the Statement is hereby amended by adding the following paragraph immediately following the last paragraph thereof:
     “On March 28, 2008, pursuant to the Compulsory Acquisition, the Offeror was deemed to have acquired all of the issued and outstanding Common Shares that were not deposited under the Offer. Each holder of Common Shares whose Common Shares were deemed to have been acquired under the Compulsory Acquisition will receive Cdn. $13.75 in cash for each Common Share once the holder of Common Shares delivers the certificate(s) representing those Common Shares, together with a duly completed transmittal, to Pacific Corporate Trust Company in accordance with the instructions set out in the transmittal.
     Following the completion of the Compulsory Acquisition, the Toronto Stock Exchange halted trading in and delisted the Common Shares as of the close of the market on March 28, 2008. The Reporting Persons intend to cause the Issuer to file the necessary documentation to cease to be a reporting issuer in Canada as soon as reasonably practicable, and the Reporting Persons also intend to cause the Issuer to terminate the Issuer’s registration under Section 12(g) of the Exchange Act.”

Item 5.	Interest in Securities of the Issuer
Item 5(a) and (b) of the Statement are hereby deleted and replaced in their entirety with the following sentence:

“(a) and (b)	As of March 28, 2008, the Offeror beneficiary owns 33,111,893 Common Shares, representing 100% of the outstanding Common Shares. By virtue of their ownership of the Offeror, Minmetals and Jiangxi Copper may be deemed to share beneficial ownership of the Common Shares owned by the Offeror. As a result, as of March 28, 2008, each of Minmetals and Jiangxi Copper beneficially owns 33,111,893 Common Shares, representing 100% of the outstanding Common Shares. To the Reporting Persons’ knowledge, none of the Schedule I Persons or Schedule II Persons owns any Common Shares.”
Item 5(c) of the Statement is hereby deleted and replaced in its entirety with the following sentence:

“(c)	Except for the Common Shares deemed to have been acquired by the Offeror described in the second to last paragraph of Item 4, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any other Schedule I Persons or Schedule II Persons has effected any transaction in the Common Shares since the date of the most recent amendment to this Statement.”

Item 6.	Contracts, Arrangements, understandings or Relationships with respect to the Securities of the Company
     Item 6 of the Statement is amended and supplemented by adding the following paragraph immediately before the last paragraph thereof:
     “On March 28, 2008, pursuant to the Compulsory Acquisition, the Offeror was deemed to have acquired all of the issued and outstanding Common Shares that were not deposited under the Offer. Each holder of Common Shares whose Common Shares were deemed to have been acquired under the Compulsory Acquisition will receive Cdn. $13.75 in cash for each Common Share once the holder of Common Shares delivers the certificate(s) representing those Common Shares, together with a duly completed transmittal, to Pacific Corporate Trust Company in accordance with the instructions set out in the transmittal.
     Following the completion of the Compulsory Acquisition, the Toronto Stock Exchange halted trading in and delisted the Common Shares as of the close of the market on March 28, 2008. The Reporting Persons intend to cause the Issuer to file the necessary documentation to cease to be a reporting issuer in Canada as soon as reasonably practicable, and the Reporting Persons also intend to cause the Issuer to terminate the Issuer’s registration under Section 12(g) of the Exchange Act.”

Item 7.	Material to be Filed as Exhibits
     Item 7 is hereby amended and supplemented by the filing of the following exhibits herewith:

Exhibit
No.	Exhibit Name
10.	Press release of Minmetals, Jiangxi Copper and the Offeror, dated March 28, 2008.(1)

(1)	Incorporated by reference to Amendment No. 2 to Schedule 14D-1F filed by Minmetals, Jiangxi Copper and the Offeror on March 31, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 31, 2008

CHINA MINMETALS NON-FERROUS METALS CO. LTD.
By:	/s/ Huang Guoping
	Name:	Huang Guoping
	Title:	Vice President and Deputy General Manager

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 31, 2008

JIANGXI COPPER COMPANY LTD.
By:	/s/ Zha Kebing
	Name:	Zha Kebing
	Title:	Deputy Chief Engineer and Senior Engineer

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 31, 2008

COPPER BRIDGE ACQUISITION CORP.
By:	/s/ Jiao Jian
	Name:	Jiao Jian
	Title:	President and Chief Financial Officer